SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF SEPTEMBER 2008

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2008

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES WITHDRAWS REQUEST FOR NASDAQ HEARING

Manila, Philippines – September 19, 2008 – PSi Technologies Holdings, Inc. (the “Company”), (NASDAQ: PSIT), an independent provider of assembly and test services for the power semiconductor market, announced today Nasdaq has determined to delist the Company’s securities from the Nasdaq Capital Market. Trading in the Company’s securities will cease effective at the opening of business on Monday, September 22, 2008.

The Company expects that, following the delisting, its outstanding American Depositary Shares (“ADSs”) will be quoted in the Pink Sheets, subject to the interest of market makers. Information about the Pink Sheets can be found on its Internet web site at www.pinksheets.com.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. For more information, visit the Company’s website at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Larry Cajucom	Lasse Glassen
(63 2) 838 4489	(213) 486 6546
lvcajucomjr@psitechnologies.com.ph	lglassen@frbir.com

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements relate to the Company’s expectation that its ADSs will be available for trading on the Pink Sheets. While these forward-looking statements represent the Company’s current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”), which may be revised or supplemented in subsequent reports furnished to the SEC. These factors include, but are not limited to, the pace of development and market acceptance of the Company’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. The Company undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof.